February 21, 2004

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 3/4

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8242-3410 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Kai Da

(Enclosures)

cc: Jun Yao
(Ping An Insurance (Group) Company of China, Ltd.)

William Y. Chua
Jiang Liu
(Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Announcement, dated February 21, 2005
2. Announcement, dated January 20, 2005

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2004 to 31 December 2004 were RMB 54,877.18 million and RMB 10,640.57 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited financial information which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 January 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

中国平安
中国·平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 January 2005 were RMB5,495.75 million and RMB 1,366.15 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 21 February 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.